

VanMile

DATED – August 2019

Move, Deliver Anything on Demand

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

About

VanMile |Moving & Delivery Industry

.01

VanMile was founded in Sept. 2015

.02

Solves the "Store-to-Home Last Mile" problem for consumers

.03

**$20+Billion Industry & growing
$8+ B in Delivery alone**



We serve:
➤ Retail Stores
➤ Industrial
➤ Residential
➤ Manufacturers
➤ Direct B2C e.g. Craigslist, NextDoor

Markets **Currently Served**



 VanMile

Retail Customers

B2B Partners

Chicago, IL

Nashville, TN

Orange County, CA

DC/MD/VA

Raleigh, NC

Charlotte, NC

Atlanta, GA

DFW, TX

Tampa, FL

Miami, FL

Over **6,000**

Users across 10 states

Only Retail Customer locations show on VanMile website

Last Mile Delivery Problem



Large | Oversized item moving or delivery: includes furniture, major appliances, large TVs and others (building materials)



Don't fit into a car and require truck delivery



High delivery cost and long lead times



The market is "hyper fragmented" with no major industry player



Money left on table due to non visibility & easy accessibility of movers



Can't keep pace with growing online businesses for short move & deliveries


VanMile

Our Solution



VanMile is a technology platform

Offers On-Demand Delivery and Moving Service capabilities for both home and business users through a Smartphone App.



VanMile solves an unmet need

Connects people who need moving or delivery help with qualified helpers and their trucks.

Current offering in 12 markets

Provides consumers with more options with less hassle for moving and buying products that normally require assistance or delivery, gives businesses more ability to reach customers, and greater consumer product access.





Available for both Android and iOS





Download on the App Store

ANDROID APP ON Google play

App Store Preview

By Vanmile LLC



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VanMile Value **Proposition for Customer**

Accountability



- ✓ VanMile eliminates uncertain delivery windows.
- ✓ Deliveries are scheduled either on demand or in advance.

Service



- ✓ Rating system.
- ✓ Ensures driver quality.
- ✓ Encourages driver service and support.

Ease of Use



- ✓ No cash required.
- ✓ Simple as in downloading of an app.

Safety



- ✓ Drivers are background checked.
- ✓ Driver's photo is provided in app.

VanMile

Market Expansion Growth Strategy

VanMile Launched as a B2C Service Provider

- Deepened expertise in market dynamics, technology / logistics challenges
- Built Relationships with Customers and Supply Chain

Late 2018, Management Expand Strategy to Include B2B

- Expand Market Reach
- Quickly Grow Revenue

Strategy Worked…

- Annual Sales Run Rate more than $1MM by Q2
- 2019 FY Revenue Expected to be $1.2MM; $3.0 MM in 2020

Positions VanMile to Upgrade B2C Platform, Integrated B2B / B2C Combined Strategy

- Acceleration of Sales – on track for 10X growth from 2018 to 2020
- Expansion of Users – 2X growth from 2018 to 2020

2015 - 2018

Over **6,000** Users



2019 - 2020

Over **12,000** Users



"Users" - Unique B2C customers on app

B2B "Users" are not reflected in the above.



8

Competitor **Overview**









PickUp

Instant Delivery by Good Guys. Delivery when you want it.

GoShare

Connects truck & van owners with people & businesses who need help with moving, hauling or delivering cargo on demand

dolly

A moving, delivery, and heavy lifting concierge. Local truck owners will help with moving, delivery, and hauling needs.

lugg

On-demand movers and a truck in under an hour to load, haul and deliver anything.

VanMile Competitive Advantages

- o **First Mover** – VanMile has adopted an integrated B2C / B2B sales strategy to capture its target markets.
- o **Technology** – the VanMile technology platform augments the Company's B2C / B2C relational sales strategy
- o **Strategic Partners** – VanMile has secured a number of key national strategic partnerships to leverage its sales strategy.



Historical Financial **Data**

		2016		2017		2018		TO BE RECONCILED* 2019	
Revenues & Gains								Jan-Jun	
B2C Revenue	$	62,045	77%	166,902	58%	220,036	65%	43,020	13%
B2B Revenue		18,540	23%	120,000	42%	118,397	35%	282,994	87%
Total Revenues & Gains		**80,585**		**286,902**		**338,433**		**326,014**	
Cost of Goods Sold									
Cost of Goods Sold - Labor		64,246		290,854		269,227		251,031	
Cost of Goods Sold - Merchandise		3,523		15,119		8,573		9,780	
Total Cost of Goods Sold		**67,769**	84%	**305,973**	107%	**277,800**	82%	**260,811**	80%
Gross Profit		**12,816**	16%	**(19,071)**	-7%	**60,633**	18%	**65,203**	20%
Operating Expenses									
Selling Expense									
Advertising		3,418		22,033		9,441		3,500	
Commission		405		2,557		-		-	
		3,823	5%	**24,590**	9%	**9,441**	3%	**3,500**	1%
Adminstrative Expense									
App Development Expense		11,250		16,406		18,438		3,500	
Office Expense		21,723		70,367		78,488		-	
Legal and Professional Expense		1,419		13,175		1,568		55,866	
		34,392	43%	**99,948**	35%	**98,494**	29%	**59,366**	18%
Total Operating Expenses		**38,215**	47%	**124,538**	43%	**107,935**	32%	**62,866**	19%
Income Before Income Tax		**(25,399)**	-32%	**(143,609)**	-50%	**(47,302)**	-14%	**2,337**	1%
Income Tax Expense		-		1,129		-		-	
Net Income		**(25,399)**	-32%	**(144,738)**	-50%	**(47,302)**	-14%	**2,337**	1%

 VanMile

*2019 is partial year data and has not been reviewed by an accountant. See the Financial Statements provided in the Offering Materials for complete US GAAP financials for 2016-2018.

Our Ask

$105,275 of capital to aid the expansion of our integrated growth model



Sales & Marketing (40%)

✓ Expand our presence in current markets
✓ Expand targeted marketing campaign



Product Development(25%)

✓ Implement POS integration to support B2B strategy
✓ Continue to add features



Organization (30%)

✓ Secure additional office space & equipment as required
✓ Execute hiring plan to support corporate strategy



Strategic Partnerships (5%)

✓ Continue to build our relationship with regional players.
✓ Land national partners.

VanMile

Meet Our Dedicated Team







Mike Wang

CEO | FOUNDER

Mike has a strong entrepreneurial drive and leadership skills. 10 Years management experience in technology

Larry Foster

VICE PRESIDENT FOR BUSINESS DEVELOPMENT CO-FOUNDER

25 years in marketing strategy, execution and analytics through multiple data driven channels including digital, commercial print, event, social and media.

Nick Ren

TECHNOLOGY DIRECTOR CO-FOUNDER

A computer science graduate from UNCC, technology development in App and high throughput data analysis

VanMile

Get in Touch
With Us



Harrisburg, NC



Address

PO Box 1082
Harrisburg, NC 28075

 VanMile